TSX: FF
OTCQX: FFMGF
FRANKFURT: FMG
Exhibit 99.1

First Mining Intersects 4.17 g/t Gold over 41 metres at the Goldlund Property

September 25, 2019 – Vancouver, BC – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce initial assay results from the drilling completed to date at the Miller prospect (“Miller”) which forms part of the Company’s wholly-owned Goldlund property (“Goldlund”) in Ontario, Canada. Miller is located 10 kilometres northeast and along strike of the current resource area at Goldlund.

Drill highlights from the first seven holes drilled at Miller include:

●
Hole MI-19-014 intersected 1.57 grams per tonne gold (“g/t Au”) over 207.0 metres (“m”)
o
Including 2.31 g/t Au over 49.0 m and 4.17 g/t Au over 41.0 m; and
o
Including 55.28 g/t Au over 1.0 m
●
Hole MI-19-013 intersected 1.09 g/t Au over 182.0 m
o
Including 2.73 g/t Au over 21.0 m; and
o
Including 35.19 g/t Au over 1.0 m
●
Hole MI-19-015 intersected 0.97 g/t Au over 167.0 m
o
Including 1.62 g/t Au over 25.0 m and 1.66 g/t Au over 33.0 m

Dan Wilton, CEO of First Mining, stated “The initial results from this year’s drilling at Miller continue to highlight the regional potential of the Goldlund property and the potential for resource growth at Goldlund. We have now extended the current strike length of mineralization at Miller over 450 metres which remains open to the southwest and at depth, clearly demonstrating the potential for multiple gold deposits along the 50 kilometres of strike length at Goldlund.”

The initial four holes completed (MI-19-009 through MI-19-012) were step-out holes designed to test the northeast extent of the Miller mineralization. These holes had no significant mineralization and indicate that the northeast extension has likely been cut by a fault (see plan map). These holes encountered strongly sheared, narrow granodiorite units, rather than the typical Miller mineralization which consists of granodiorite with quartz-ankerite veining and sulphides. Subsequent geophysical data reinterpretation demonstrates clear drill targets for the northeast extension of Miller, with additional drilling planned to the northeast to continue to test for a potential faulted extension of the mineralized zone. The remaining results reported in this news release consist of drilling designed to infill the main zone of mineralization at Miller which was delineated in the 2018 drill program. All three of these holes intercepted typical Miller mineralization with visible gold and sulphides.

The 2019 work program at Goldlund has been designed to follow-up on the successful drill results from Miller in 2018. The program includes step-out holes both to the northeast and southwest, as well as infill holes, with drilling to date completed on 25 metre spacing. This news release incorporates results from the first seven of 25 drill holes planned in 2019 at Miller, with drilling to date totaling approximately 4,133 metres in 22 holes, and visible gold noted in many of these holes. Due to the success of the program extending the Miller zone to the southwest, the work program at Miller has been increased from the original plan of 14 holes and 3,000 metres. Further drilling is on-going and is currently focused on following the extent of the mineralized granodiorite to the southwest at Miller. The results from the remainder of the 2019 program will be released as assay results become available.

Assay results have been returned for the first seven holes of the on-going drill program and are reported in the table below:

Hole ID	From (m)	To (m)	Length (m)	Au g/t	Target
MI-19-013	46.0	228.0	182.0	1.09	Miller
including	46.0	50.0	4.0	9.15
and including	47.0	48.0	1.0	35.19
and including	88.0	109.0	21.0	2.73
and including	107.0	113.0	6.0	3.95
and including	134.0	147.0	13.0	2.67
MI-19-014	3.0	210.0	207.0	1.57	Miller
including	42.0	91.0	49.0	2.31
and including	56.0	70.0	14.0	4.47
and including	60.0	61.0	1.0	26.43
and including	142.0	183.0	41.0	4.17
and including	168.0	182.0	14.0	7.57
and including	168.0	169.0	1.0	55.28
MI-19-015	1.0	168.0	167.0	0.97	Miller
including	1.0	26.0	25.0	1.62
and including	5.0	8.0	3.0	5.40
and including	108.0	141.0	33.0	1.66
and including	120.0	122.0	2.0	5.82
MI-19-009	No significant mineralization				Miller
MI-19-010	No significant mineralization				Miller
MI-19-011	No significant mineralization				Miller
MI-19-012	No significant mineralization				Miller
Notes:
● Assaying for the Miller drill program is being completed by SGS Canada Inc. (“SGS”) at their laboratory in Lakefield, Ontario. Prepared 50 g samples are analyzed for gold by lead fusion fire assay with an atomic absorption spectrometry (“AAS”) finish. Multi-element analysis is also being completed on selected holes by two-acid aqua regia digestion with ICP-MS and AES finish.
● Reported widths are drilled core lengths; true widths are unknown at this time. Assay values are uncut.
● Intervals for hole MI-19-013 include results of selected assay repeats. These repeats were done by screened metallic fire assay on 1 kg size samples at the SGS laboratory in Lakefield.

A plan map showing the drill locations can be viewed at the following link:
https://www.firstmininggold.com/_resources/maps/2019-09-25-Goldlund-NR-Plan-Map.pdf.

A cross section showing drill results and highlights for MI-19-014 can be viewed at the following link:
https://www.firstmininggold.com/_resources/maps/2019-09-25-Goldlund-NR-Cross-Section.pdf.

A complete list of 2019 drill results including hole details can be viewed at the following link:
https://www.firstmininggold.com/_resources/maps/2019-09-FF-NR-Goldlund-2019-Drill-Results.pdf.

A map showing the district-scale and regional targets at Goldlund can be viewed at the following link:
https://www.firstmininggold.com/_resources/maps/2019-06-FF-Goldlund-Regional-District.pdf.

Drill Hole Locations

Hole ID	Azimuth ⁰	Dip ⁰	Final Depth (m)	UTM East	UTM North
MI-19-009	140	-75	167	554663	5533643
MI-19-010	315	-60	170	554648	5533577
MI-19-011	140	-60	161	554687	5533608
MI-19-012	320	-60	236	554787	5533552
MI-19-013	140	-85	251	554585	5533600
MI-19-014	140	-85	245	554565	5533585
MI-19-015	140	-85	224	554547	5533568

QA/QC Procedures

The QA/QC program for the 2019 regional drilling program at Miller consists of the submission of duplicate samples and the insertion of Certified Reference Materials and blanks at regular intervals. These are inserted at a rate of one standard for every 20 samples (5% of total) and one blank for every 30 samples (3% of total). The standards used in the 2019 regional drilling program range in grade from 0.5 g/t Au to 9.0 g/t Au, and are sourced from CDN Resource Laboratories in Langley, BC. Blanks have been sourced locally from barren granitic material.

Field duplicates from quartered core, as well as 'coarse' or 'pulp' duplicates taken from coarse reject material or pulverized splits, are also submitted at regular intervals with an insertion rate of 4% for field duplicates and 4% for coarse or pulp duplicates. Additional selected duplicates are being submitted to an umpire lab for check assaying. SGS also undertakes its own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a “qualified person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining Gold Corp. is an emerging development company with a diversified portfolio of gold projects in North America. Having assembled a large resource base of 7.4 million ounces of gold in the Measured and Indicated categories and 3.8 million ounces of gold in the Inferred category in mining friendly jurisdictions of eastern Canada, First Mining is now focused on advancing its material assets towards a construction decision and, ultimately, to production. The Company currently holds a portfolio of 24 mineral assets in Canada, Mexico and the United States, and may acquire additional mineral assets in the future.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

For further information, please contact:

Mal Karwowska | Vice President, Corporate Development & Investor Relations
Direct: 604.639.8824 | Toll Free: 1.844.306.8827 | Email: info@firstmininggold.com
www.firstmininggold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the Company’s plans to drill a total of 25 holes at Miller in 2019; (ii) the potential for resource growth at Goldlund; (iii) the potential for multiple gold deposits along the 50 kilometres of strike length at Goldlund; (iv) the next stage of the Company’s work program seeking to continue to define the district-scale potential of the Goldlund property; (v) further drilling at Miller after the initial 3,000 metres of step-out drilling; (vi) the timing of the release of assay results from the remainder of the 2019 program at Miller; (vii) the Company’s focus on advancing its material assets towards production; and (viii) realizing and unlocking the value of the Company’s gold projects for the Company’s shareholders. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the presence of and continuity of metals at Goldlund at estimated grades; success in realizing proposed drilling programs; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration and exploration drilling programs, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2018 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.